November 30, 2004

By Facsimile and U.S. Mail

Lawson M. Vicario, Esq.
Wyche Burgess Freeman & Parham, PA
PO Box 728
Greenville, SC 29602-0728

	Re:	RSI Holdings, Inc.
	      Draft Schedule 13E-3/TO-T, Amendment No. 1
      	Submitted by BCM Acquisition Corporation, Buck A. Mickel
      	Charles C. Mickel and Minor M. Shaw
      	Dated November 15, 2004

Dear Ms. Vicario,

	We have the following comments on the above-referenced filing:

Offer to Purchase

Special Factors, page 9

	Background, page 9

1. We note your response to comment 3. In addition, we note that Mickel siblings are two of the five board members and controlled
The decision regarding which board members and members of management will continue with the company after the transaction. We also note that the board, along with the Mickel siblings, began considering a going private transaction in late 2003, as disclosed on page 9. Absent further analysis from you, it appears that it appears that the company is engaged in the transaction and should comply with Rule 13e-3.

2. If the filing persons are aware of the results of the financial advisor`s September 28, 2004 opinion, please revise to disclose the results.

   Purchaser`s Position Regarding the Fairness of the Offer, page
14

3. We note your response to comment 8. Revise the background section to disclose when the parties determined the amount of consideration to offer and the process by which the parties made this determination. In doing so, please identify the persons involved in this decision, who first suggested the amount of consideration and when and the amount of consideration that was first suggested. If the amount changed over time, disclose the negotiation process. In addition, it appears that you should disclose the letter sent by the Mickel siblings to the board on August 13, 2004.

Exchange Act Registration, page 14

4. We note your response to comment 10. Revise the document to highlight and explain which Sections the company will rely on to terminate their registration under Section 12(g) and 15(d), to more fully explain the requirements upon which you rely. For example, you have not disclosed the asset requirement. Furthermore, clarify which requirements would cease immediately and which would continue for 90 days after filing a Form 15. Also explain how the provisions upon which you rely to suspend your Section 15(d) reporting requirements differ from the requirements of Rule 13e-3. In addition, please describe the implications of these differences, such as the company`s duty to monitor the number of security holders and assets, etc. Also, please revise this section and the section addressing the effects of the offer to clarify the effect of the contemplated back-end merger on the registration, which, it appears, will reduce the number of shareholders below 300.

RSI Financial Projections, page 15

5. We note your response to comment 11. Revise to disclose the assumptions underlying the projections disclosed here and tell us what consideration the filing persons have given to providing a reconciliation of the projections to GAAP. See Regulation G.

Certain Information Concerning RSI, page 26

6. We note your response to comment 21 and reissue the comment in part. You continue to state that the information from RSI "is qualified in its entirety by reference [to publicly available information]."

Conditions of the Offer, page 32

7. We reissue comment 27. Please revise the last sentence of this section to clarify that you may not assert these conditions once the offer has expired.

State Takeover Laws, page 35

8. We note your response to comment 28. Revise the document to briefly explain the filing persons` ability to avoid the application of the law by pricing the offer in accord with the statute, and why the filing persons do not believe that option is available or, alternatively, why they have not chosen to use that option. Also revise to clarify what effect this statute may have on the tender offer, proposed merger and other transactions contemplated in this document if it were interpreted against the filing persons. Please revise the summary term sheet and the section addressing the effects of the offer to highlight this uncertainty.

Fees and Expenses, page 36

9. We note from the disclosure added in response to comment 29 that RSI will incur $17,000 in financial advisor fees. Please clarify whether the financial advisor charged or will charge a fee for its second opinion.

Schedule B - Security Ownership of Certain Beneficial Owners and
Management

10. We note your response to comment 31; however, it is unclear how you have calculated the beneficial ownership of RSI shares held by BCM and its control persons. Please advise.

      Please respond to our comments by filing an amended Schedule
13E-3 and Schedule TO-C. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions